June 15, 2005



Mr. Paul Mitchell, President
Med Gen, Inc.
7284 W. Palmetto Park Road, Suite 207
Boca Raton, Florida 33433

Re: Med Gen, Inc.
       Amendment no. 2 to SB-2 registration statement
       File no. 333-122093

Dear Mr. Mitchell:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to callus at the telephone numbers listed at the end of this letter.

"Through this offering, we are registering a significant number of shares...," page 4

1. We note your reference to the registration of 10,200,000 shares of common stock and similar disclosure under "Market price of common stock and other shareholder matters" on page 7. Please revise the disclosure in these sections and elsewhere where appropriate to describe the actual number of shares you are registering for sale.

"Risks relating to our current financing arrangement," page 5

2. Please update the discussion here and elsewhere throughout the prospectus to reflect the current amount of outstanding secured convertible notes. In this regard, we note the discussion under "Terms of secured convertible notes and warrants" indicating that $700,000 of funding will be disbursed after the filing of the registration statement. If such funding has not been provided, please provide a detailed explanation why the funding has not been provided.

"Management`s discussion and analysis or plan of operation," page
8

3. Please update the discussion and analysis, including the liquidity discussion, to include the interim periods as requested by
Item 303 of Regulation S-B.

"Employment agreements," page 17

4. We note your statement that 3.5 million shares were issued to Messrs. Kravitz and Mitchell on the effective date of this registration statement. Since the registration statement is not yet effective, please revise the discussion to clarify when and for what purpose the seven million shares were issued to Messrs. Kravitz and
Mitchell.

"Stock option plan," page 17

5. Your disclosure states that as of the date of the prospectus, with respect to options granted on October 5, 2004, Mr. Kravitz is "indebted to Med Gen for $200,000 for these options exercised but not yet paid for." With respect to options granted on April 22, 2002, "on the date of the filing of this this (sic) prospectus, Mr. Kravitz was indebted to Med Gen in the amount of $413,556 for options exercised but not yet paid for." In your response number 18 you state
Mr. Kravitz is only indebted to Med Gen for $35,000. Please revise or advise.

6. With respect to the options granted on April 22, 2002, you indicate that Messrs. Kravitz and Mitchell each received options for
5,135,000 shares. You state Mr. Mitchell exercised all of the options granted to him and sold all of the underlying stock by the end of fiscal year 2003. In addition, you state by the end of fiscal year 2003, Mr. Kravitz exercised all of the options granted to him and sold 1,688,702 shares of the underlying stock on the open market, leaving 311,298 shares unsold. If Mr. Kravitz exercised all of the options for more than five million shares, the number of shares he sold and/or remaining unsold appears to be in error. Please revise.

7. As previously requested, please explain why Mr. Kravitz`s indebtedness to Med Gen has not been repaid in view of the fact the shares underlying the options have been exercised and sold.

8. As previously requested, please explain why the exercise price of the options was lowered after they were exercised. Did Med Gen pay
Messrs. Kravitz and Mitchell the difference between the exercised price and the revised reduced price?



Was the amount owed to Med Gen by Messrs. Kravitz and Mitchell reduced by the amount of reduction in the exercise price?

9. As previously requested, please provide a legal and factual analysis concerning the basis for your belief that the shares underlying the options exercised and sold by Mr. Kravitz on the open market were not restricted securities that required registration prior to resale in the open market. In this regard, please provide the registration file numbers for the Forms S-8 containing reoffering prospectuses for the resale of securities by Mr. Kravitz and an analysis of how these sales conformed to the volume limitations described in General Instruction C to Form S-8. We may have additional comments.

Selling stockholders, page 18

10. Please include the number of shares under the respective columns in the table for AJW Partners LLC, AJW Offshore, Inc., AJW
Qulified
(sic) Partners LLC, and New Millennium Capital.

11. We note the references to the NIR Group in footnotes 5 and 6, however we cannot locate any discussion in the document concerning the financing provided by NIR or the details of the financing.
Please revise or advise.

Exhibits - General

12.  Please file all amendments to the articles of incorporation.
In
this regard, we note you have not filed the amendment to increase the number of authorized shares of common stock.

Exhibit 5.2

13. Counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise.

14. Please revise the opinion to indicate the specific number of shares for which the opinion is rendered.

Signatures

15. The signature section indicates the May 2005 amendment was signed in January 2005. Please currently date your next amendment.






General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

        Detailed cover letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Senior Assistant Chief Accountant, at
(202) 551-3614 if you have questions
regarding comments on the financial statements and related
matters.
Please contact Mary Fraser, Staff Attorney, at (202) 551-3609,
John
L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-
3715
with any other questions.


      			Sincerely,



      			Jeffrey Riedler
      			Assistant Director













cc: Stewart A. Merkin, Esquire




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